77C: Submission of matters to a vote of security holders

At the annual meeting of all shareholders of MuniAssets Fund, Inc. held on August 15, 2006, Proposals 2 and 3 passed.  With respect to Proposal 1, the meeting was adjourned until September 15, 2006 at which time it passed. The results were as follows:

PROPOSAL 1.

     To elect Roberta Cooper Ramo to the Board of Directors to hold office until her successor is elected and qualified or until her earlier death, resignation, retirement or removal.  With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Withheld from Voting

Roberta Cooper Ramo

12,584,451

303,062

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

11,462,260

367,337

524,826

3,046,120

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

11,477,867

398,979

477,577

3,046,120